Exhibit 11.1
RPM INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPUTATIONS OF EARNINGS
PER SHARE AND SHARE EQUIVALENTS
 (Unaudited)
(In thousands, except per share amounts)

	Three Months Ended
	August 31,
	2005	2004
Shares Outstanding
For computation of basic earnings per share of common stock

Weighted average shares	116,542	116,163

Total shares for basic earnings per share	116,542	116,163

For computation of diluted earnings per share of common stock

Net issuable common share equivalents	2,686	916

Additional shares issuable assuming conversion of convertible securities	8,034	8,034

Total shares for diluted earnings per share	127,262	125,113

Net Income
Net income applicable to shares of common stock for basic earnings per share	$49,961	$54,486

Add: Income effect of contingently issuable shares	792	778

Net income applicable to shares of common stock for diluted earnings per share	$50,753	$55,264

Basic Earnings Per Share	$0.43	$0.47

Diluted Earnings Per Share	$0.40	$0.44

The accompanying notes to consolidated financial statements are an integral part of these statements.